SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No __X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

(i) A press release dated January 29, 2002, announcing the signing of a strategic agreement between Technigaz and Zachry Construction Corporation for the North American Market and (ii) a press release dated January 31, 2002, announcing the award of a new USD 128.5 million contract in Algeria.

PADOCS01/111106.1

BOUYGUES OFFSHORE
PRESS RELEASE

LNG : Technigaz and Zachry Construction Corporation sign strategic agreement for North American market

Montigny-le-Bretonneux, France, January 29, 2002 - Technigaz, a wholly-owned subsidiary of Bouygues Offshore (NYSE: BWG - PARIS: BOS.PA), has signed a strategic partnership agreement for Liquefied Natural Gas (LNG) with Zachry Construction Corporation of San Antonio, Texas, United States. The partnership will be known as Technigaz-Zachry.

The marketing and technical agreement covers the design and construction of onshore LNG import projects and tanks, as well as offshore Gravity Base Structure terminals in the United States, Mexico, Canada and the Caribbean.

Founded in 1924, Texas-based Zachry is a leading US construction company, with sales of around $1.7 billion and more than 14,000 employees in 2001.

The strategic alliance pools Technigaz's recognized turnkey LNG project expertise and broad-based knowledge of the market with Zachry's construction capabilities and strong positions in the Americas. This seamless fit will enable Technigaz-Zachry to play a major role in the high-potential, fast-growing LNG market. The two companies are already working together on a number of tenders for LNG tank construction in the United States and Mexico.

Technigaz operates in the United States through Bouygues Offshore. Additional information may be obtained from:

Dean Turner, dhturner@bos-corp.com,
Sam Kumar, samkumar@bos-corp.com

BOS Corp. Inc.
16350 Park Ten Place, Suite 101
Houston, Texas 77084, USA
Phone: +1 (281) 599-7110

Moon A. Fahel, fahelm@zachry.com
Eric McQueen, emcqueen@zachry.com

Zachry Construction Corporation
P.O. Box 240130
San Antonio, Texas, 78224-0130, USA
Phone: +1 (210) 475-8000

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the companies can be found on line at www.bouygues-offshore.com and www.zachry.com

Jacques MADINIER - Bouygues Offshore
Communications & Investor Relations Manager
Phone: 33 1 30 60 75 06 - fax: 33 1 30 60 84 48
e-mail: j.madinier@bouygues-offshore.com

BOUYGUES OFFSHORE
PRESS RELEASE

Bouygues Offshore wins new USD 128.5 million contract in Algeria

Montigny-le-Bretonneux, France, January 31, 2002 – Bouygues Offshore (NYSE: BWG – PARIS: BOS.PA) with Italy's Saipem has won a turnkey contract for an oilfield development project in Algeria. The contract, worth USD 257 million (USD 128.5 million for Bouygues Offshore), was awarded after an public opening process by the Sonatrach / BHP Billiton partnership on behalf of Sonatrach / BHP Billiton / Agip. It covers the Rhourde Ouled Dejmma field and five satellite fields, all located in Berkine Basin, East of Hassi Messaoud.

This contract covers the engineering, procurement and construction of the facilities designed to:

- Gather the oil produced from the six fields.
- Process 80,000 barrels per day of oil.
- Compress gas output for reinjection into the reservoirs.
- Inject water to maintain reservoir pressure.
- Store production before shipment.

The work will be completed within two years.

Commenting on this contract, Hervé Le Bouc, Chairman of Bouygues Offshore stated: "This major contract, the third in Algeria after the expansion of the Mesdar oil terminal in 2001 and the Gassi Touil gas gathering and compression station in 1999, confirms Bouygues Offshore's market leadership in the country, where it operates through its BOS Sofresid Algérie subsidiary".

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Jacques MADINIER - Bouygues Offshore
Communications & Investor Relations Manager
Phone: 33 1 30 60 75 06 - fax: 33 1 30 60 84 48
e-mail: j.madinier@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: January 31, 2002

By:______________________________
Name: Mireille Arvier
Title: Chief Financial Officer